Mail Stop 6010


      June 29, 2005


Via U.S. Mail and Facsimile to (856) 751-1222

Hugh T. Regan, Jr.
Treasurer and Chief Financial Officer
inTEST Corporation
7 Esterbrook Lane
Cherry Hill, NJ 08003


	Re:	inTEST Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No. 000-22529

Dear Mr. Regan:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 29

1. We note your disclosure that your CEO and CFO concluded that, "subject to the limitations noted above," your disclosure controls and procedures were "effective to provide reasonable assurance" that the disclosure controls and procedures will meet their objectives. Your disclosure controls and procedures must be either "effective" or
"not effective;" it is not appropriate to qualify that conclusion with language such as "subject to the limitations set forth above" or otherwise. Please revise future filings accordingly. In addition, in future filings, please omit the "to provide reasonable assurance that" language that currently appears after the word "effective" in the penultimate paragraph of your Item 9A disclosures in your Form 10-K. While you may, if desired, state that your disclosure controls and procedures are effective "at the reasonable assurance level," we do not believe that the "to provide reasonable assurance that" language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act

2. If you elect to retain your disclosure in the second paragraph that your disclosure controls and procedures can only provide "reasonable, but not absolute, assurance" please also disclose, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Part II.F.4 of Release No.
33-8238.

 (2) Summary of Significant Accounting Policies, page F-7

Inventories, page F-8

3. We see that you record certain inventory obsolescence charges "...if in management`s opinion, additional amounts are necessary based upon the current industry conditions." We also noted on page 21 that you referred to these obsolescence reserves as "subjective." Please clarify for us how management determines the appropriate reserve to record in these instances and how that reserve is applied to individual units or classes of inventory. Tell us the amounts that have been recorded in your financial statements for these reserves.
Please also confirm that these reserves, when recorded, establish a new cost basis for the related inventory. Refer to SAB Topic 5BB.







Revenue Recognition, page F-9

4. We note on page 8 that some of your products are sold utilizing distributors and some products require installation. In this regard, please respond to the following:

* We note that you utilize distributors in certain locations and that your products are also sold to ATE Manufacturers. Please tell us the significant terms of your agreements, including payment, return, exchanges, and other significant matters. Also explain and support when you recognize revenue.
* We see that your North American sales representatives coordinate product installation and your International sales representatives and distributors are responsible for product installation. Please tell us how installation or other post-shipment obligations impact when you recognize revenue. In addition, provide details of whether the revenue arrangements have multiple deliverables and the impact of EITF 00-21.

These items, if material, should also be disclosed in future filings.
We may have further comment based on your response.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant

Hugh T. Regan, Jr.
inTEST Corporation
June 28, 2005
Page 1